
03036275

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549



PROCESSING
NOV 03 2003
187
SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Structured Asset Mortgage Investments, Inc.
Exact Name of Registrant as Specified in Charter

882253
Registrant CIK Number

Form 8-K, October 31, 2003, Series 2003-AR3
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-68542
SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.

By:
Name: Baron Silverstein
Title: Vice President

PROCESSED
NOV 04 2003
THOMSON FINANCIAL


Dated: October 31, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Bear Stearns & Co., Inc
jkane

FASTrader
SAMI-03AR3 B2 (B-2)

SAMI-03AR3 B2 (B-2)

Dated Date:	10/1/03	**Pricing**	
Trade Date:	9/18/03	WAC:	.00
Settle Date:	10/31/03	WAM:	.00
Date of 1st CF:	11/19/03	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	GROUP:	ALL
Face:	500,000,000.00	CNWAC:	.00
Speed Assumpt.:		CGWAC:	.00
Monthly Prepayment		Range:	.00 - .00
Date PSA CPR		CWAM:	1/1/01
		Range:	1/1/01 - 1/1/01
		Av. Age:	.00

Cumulative Prepayment

Date	PSA	CPR
1 Mo	.00	
3 Mo	.00	
6 Mo	.00	
12 Mo	.00	

Deal Comments

Tranche Details

Des:	B2	P-Des:	B2
Cusip:		Description:	A SUB
Orig. Bal:	5,250,000.00	Current Bal:	5,250,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	2.12	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	8/17/03	Next Reset:	9/17/03
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 1-mo LIBOR + 1.0000 Cap 11.0000 @ 10.0000 Floor 1.0000 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.12	1.16	1.22	1.46	2.22	2.84	3.33	3.72	4.01	4.25
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.45	4.62	4.76	4.87	4.99	5.07	5.15	5.23	5.43	5.49

Settlement Date: 10/31/2003 Valuation Date: 10/30/2003 Yield Curve: USD Swap

Results

Scenario			1	2	3
1M_LIB			1.12000	1.12000	1.12000
6M_LIB			1.12375	1.12375	1.12375
COFI			2.21000	2.21000	2.21000
FVA			1.64600	1.64600	1.64600
PUT_FLAG			.00000	.00000	.00000
Prepay			10% CPR	20% CPR	40% CPR
STEP_OVERRIDE			.00000	.00000	.00000
Price	96:14+	Yield	2.49	2.73	3.17
		Mod. Duration	10.65	6.42	3.69
Price	96:18+	Yield	2.48	2.71	3.14
		Mod. Duration	10.65	6.43	3.69
Price	96:22+	Yield	2.46	2.69	3.10
		Mod. Duration	10.66	6.43	3.69
Price	96:26+	Yield	2.45	2.67	3.07
		Mod. Duration	10.66	6.43	3.69
Price	96:30+	Yield	2.44	2.65	3.03
		Mod. Duration	10.67	6.44	3.69
Price	97: 2+	Yield	2.43	2.63	3.00
		Mod. Duration	10.67	6.44	3.70
Price	97: 6+	Yield	2.42	2.61	2.96
		Mod. Duration	10.67	6.44	3.70
Price	97:10+	Yield	2.40	2.59	2.93
		Mod. Duration	10.68	6.45	3.70
Price	97:14+	Yield	2.39	2.57	2.89
		Mod. Duration	10.68	6.45	3.70

Security	% of Orig. Bal	Face Value
SAMI-03AR3 B2 (B-2)	100.00	5,250,000.00

FASTrader

SAMI-03AR3 B2 (B-2)

Global Assumptions

Settlement Date : 31-Oct-2003
Pricing Date : 30-Oct-2003
USD Swap

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.120	1.163	1.220	1.460	2.222	2.836	3.326	3.718	4.012	4.253
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.452	4.621	4.762	4.874	4.987	5.066	5.146	5.225	5.429	5.491

Specific Parameters

Scenario	Prepay	1M_LIB	6M_LIB	COFI	FVA	PUT_FLAG	STEP_OVERRIDE
1	10.00% CPR	1.12000	1.12375	2.21000	1.64600	.00000	.00000
2	20.00% CPR	1.12000	1.12375	2.21000	1.64600	.00000	.00000
3	40.00% CPR	1.12000	1.12375	2.21000	1.64600	.00000	.00000

Bear Stearns & Co., Inc
jkane

FASTrader
SAMI-03AR3 A2 (A-2)

SAMI-03AR3 A2 (A-2)

Dated Date:	10/1/03	
Trade Date:	9/18/03	
Settle Date:	10/31/03	
Date of 1st CF:	11/19/03	
Pmts Per Year:		
Manager:	BEARS	
Face:	500,000,000.00	
Speed Assumpt.:		

Pricing
WAC: .00
WAM: .00
Type:

Collateral
Cumulative Prepayment

Monthly Prepayment

Date	PSA	CPR

Deal Comments

Tranche Details

Des:	A2	P-Des:	A2
Cusip:		Description:	6MO LIBOR ARM
Orig. Bal:	46,303,800.00	Current Bal:	46,303,800.00
Factor:	1.00	As of:	1/1/01
Coupon:	3.16	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	7/17/03	Next Reset:	8/17/03
Delay Days:	18	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula
1.0000 x 6-mo LIBOR + 1.8640 Cap 11.5210 @ 9.6570 Floor 1.8640 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.12	1.16	1.22	1.46	2.22	2.84	3.33	3.72	4.01	4.25
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.45	4.62	4.76	4.87	4.99	5.07	5.15	5.23	5.43	5.49

Settlement Date: 10/31/2003 Valuation Date: 10/30/2003 Yield Curve: USD Swap

Results

Scenario		1	2	3
1M_LIB		1.12000	1.12000	1.12000
6M_LIB		1.12375	1.12375	1.12375
COFI		2.21000	2.21000	2.21000
FVA		1.64600	1.64600	1.64600
PUT_FLAG		.00000	.00000	.00000
Prepay		10% CPR	20% CPR	40% CPR
STEP_OVERRIDE		.00000	.00000	.00000
Price 102:16	Yield	2.60	2.31	1.49
	Mod. Duration	6.43	3.73	1.73
Price 102:20	Yield	2.58	2.27	1.42
	Mod. Duration	6.44	3.74	1.74
Price 102:24	Yield	2.56	2.24	1.35
	Mod. Duration	6.45	3.74	1.74
Price 102:28	Yield	2.55	2.21	1.28
	Mod. Duration	6.45	3.75	1.74
Price 103: 0	Yield	2.53	2.18	1.21
	Mod. Duration	6.46	3.75	1.75
Price 103: 4	Yield	2.51	2.14	1.14
	Mod. Duration	6.47	3.76	1.75
Price 103: 8	Yield	2.49	2.11	1.07
	Mod. Duration	6.47	3.76	1.75
Price 103:12	Yield	2.47	2.08	1.01
	Mod. Duration	6.48	3.77	1.75
Price 103:16	Yield	2.45	2.05	.94
	Mod. Duration	6.49	3.77	1.76

Security	% of Orig. Bal	Face Value
SAMI-03AR3 A2 (A-2)	100.00	46,303,800.00

FASTrader
SAMI-03AR3 A2 (A-2)

Global Assumptions

Settlement Date : 31-Oct-2003
Pricing Date : 30-Oct-2003
USD Swap

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.120	1.163	1.220	1.460	2.222	2.836	3.326	3.718	4.012	4.253
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.452	4.621	4.762	4.874	4.987	5.066	5.146	5.225	5.429	5.491

Specific Parameters

Scenario	Prepay	1M_LIB	6M_LIB	COFI	FVA	PUT_FLAG	STEP_OVERRIDE
1	10.00% CPR	1.12000	1.12375	2.21000	1.64600	.00000	.00000
2	20.00% CPR	1.12000	1.12375	2.21000	1.64600	.00000	.00000
3	40.00% CPR	1.12000	1.12375	2.21000	1.64600	.00000	.00000

FASTrader

SAMI-03AR3 M1 (M)

SAMI-03AR3 M1 (M)

Dated Date:	10/1/03	**Pricing**	
Trade Date:	9/18/03	WAC:	.00
Settle Date:	10/31/03	WAM:	.00
Date of 1st CF:	11/19/03	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	GROUP:	ALL
Face:	500,000,000.00	CNWAC:	.00
Speed Assumpt.:		CGWAC:	.00
		Range:	.00 - .00
		CWAM:	1/1/01
		Range:	1/1/01 - 1/1/01
		Av. Age:	.00

Monthly Prepayment

Date	PSA	CPR

Cumulative Prepayment

Date	PSA	CPR
1 Mo	.00	
3 Mo	.00	
6 Mo	.00	
12 Mo	.00	

Deal Comments

Tranche Details

Des:	M1	P-Des:	M1
Cusip:		Description:	AAA MEZZ
Orig. Bal:	16,750,000.00	Current Bal:	16,750,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	1.72	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	8/17/03	Next Reset:	9/17/03
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 1-mo LIBOR + 0.6000 Cap 11.0000 @ 10.4000 Floor 0.6000 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.12	1.16	1.22	1.46	2.22	2.84	3.33	3.72	4.01	4.25
USD Swap	**8yr**	**9yr**	**10yr**	**11yr**	**12yr**	**13yr**	**14yr**	**15yr**	**20yr**	**30yr**
	4.45	4.62	4.76	4.87	4.99	5.07	5.15	5.23	5.43	5.49

Settlement Date: 10/31/2003 Valuation Date: 10/30/2003 Yield Curve: USD Swap

Results

Scenario		1	2	3
1M_LIB		1.12000	1.12000	1.12000
6M_LIB		1.12375	1.12375	1.12375
COFI		2.21000	2.21000	2.21000
FVA		1.64600	1.64600	1.64600
PUT_FLAG		.00000	.00000	.00000
Prepay		10% CPR	20% CPR	40% CPR
STEP_OVERRIDE		.00000	.00000	.00000
Price 99:16	Yield	1.79	1.83	1.90
	Mod. Duration	11.06	6.63	3.78
Price 99:20	Yield	1.77	1.81	1.87
	Mod. Duration	11.06	6.63	3.78
Price 99:24	Yield	1.76	1.79	1.83
	Mod. Duration	11.07	6.63	3.78
Price 99:28	Yield	1.75	1.77	1.80
	Mod. Duration	11.07	6.64	3.78
Price 100: 0	Yield	1.74	1.75	1.77
	Mod. Duration	11.07	6.64	3.79
Price 100: 4	Yield	1.73	1.73	1.74
	Mod. Duration	11.08	6.64	3.79
Price 100: 8	Yield	1.72	1.71	1.70
	Mod. Duration	11.08	6.65	3.79
Price 100:12	Yield	1.71	1.69	1.67
	Mod. Duration	11.09	6.65	3.79
Price 100:16	Yield	1.70	1.68	1.64
	Mod. Duration	11.09	6.65	3.79

Security	% of Orig. Bal	Face Value
SAMI-03AR3 M1 (M)	100.00	16,750,000.00

FASTrader

SAMI-03AR3 M1 (M)

Global Assumptions

Settlement Date : 31-Oct-2003
Pricing Date : 30-Oct-2003
USD Swap

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.120	1.163	1.220	1.460	2.222	2.836	3.326	3.718	4.012	4.253
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.452	4.621	4.762	4.874	4.987	5.066	5.146	5.225	5.429	5.491

Specific Parameters

Scenario	Prepay	1M_LIB	6M_LIB	COFI	FVA	PUT_FLAG	STEP_OVERRIDE
1	10.00% CPR	1.12000	1.12375	2.21000	1.64600	.00000	.00000
2	20.00% CPR	1.12000	1.12375	2.21000	1.64600	.00000	.00000
3	40.00% CPR	1.12000	1.12375	2.21000	1.64600	.00000	.00000

FASTrader
SAMI-03AR3 B1 (B-1)

SAMI-03AR3 B1 (B-1)

Dated Date:	10/1/03	**Pricing**	
Trade Date:	9/18/03	WAC:	.00
Settle Date:	10/31/03	WAM:	.00
Date of 1st CF:	11/19/03	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	GROUP:	ALL
Face:	500,000,000.00	CNWAC:	.00
Speed Assumpt.:		CGWAC:	.00
Monthly Prepayment		Range:	.00 - .00
Date PSA CPR		CWAM:	1/1/01
		Range:	1/1/01 - 1/1/01
		Av. Age:	.00

Cumulative Prepayment

Date	PSA	CPR
1 Mo	.00	
3 Mo	.00	
6 Mo	.00	
12 Mo	.00	

Deal Comments

Tranche Details

Des:	B1	P-Des:	B1
Cusip:		Description:	AA SUB
Orig. Bal:	7,000,000.00	Current Bal:	7,000,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	1.92	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	8/17/03	Next Reset:	9/17/03
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 1-mo LIBOR + 0.8000 Cap 11.0000 @ 10.2000 Floor 0.8000 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.12	1.16	1.22	1.46	2.22	2.84	3.33	3.72	4.01	4.25
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.45	4.62	4.76	4.87	4.99	5.07	5.15	5.23	5.43	5.49

Settlement Date: 10/31/2003 Valuation Date: 10/30/2003 Yield Curve: USD Swap

Results

Scenario		1	2	3
1M_LIB		1.12000	1.12000	1.12000
6M_LIB		1.12375	1.12375	1.12375
COFI		2.21000	2.21000	2.21000
FVA		1.64600	1.64600	1.64600
PUT_FLAG		.00000	.00000	.00000
Prepay		10% CPR	20% CPR	40% CPR
STEP_OVERRIDE		.00000	.00000	.00000
Price 99:16	Yield	1.99	2.04	2.12
	Mod. Duration	10.90	6.57	3.76
Price 99:20	Yield	1.98	2.02	2.08
	Mod. Duration	10.90	6.57	3.76
Price 99:24	Yield	1.97	2.00	2.05
	Mod. Duration	10.91	6.57	3.76
Price 99:28	Yield	1.96	1.98	2.02
	Mod. Duration	10.91	6.58	3.76
Price 100: 0	Yield	1.95	1.96	1.98
	Mod. Duration	10.92	6.58	3.76
Price 100: 4	Yield	1.93	1.94	1.95
	Mod. Duration	10.92	6.58	3.77
Price 100: 8	Yield	1.92	1.92	1.92
	Mod. Duration	10.92	6.58	3.77
Price 100:12	Yield	1.91	1.90	1.88
	Mod. Duration	10.93	6.59	3.77
Price 100:16	Yield	1.90	1.88	1.85
	Mod. Duration	10.93	6.59	3.77

Security	% of Orig. Bal	Face Value
SAMI-03AR3 B1 (B-1)	100.00	7,000,000.00

FASTrader
SAMI-03AR3 B1 (B-1)

Global Assumptions

Settlement Date : 31-Oct-2003
Pricing Date : 30-Oct-2003
USD Swap

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.120	1.163	1.220	1.460	2.222	2.836	3.326	3.718	4.012	4.253
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.452	4.621	4.762	4.874	4.987	5.066	5.146	5.225	5.429	5.491

Specific Parameters

Scenario	Prepay	1M_LIB	6M_LIB	COFI	FVA	PUT_FLAG	STEP_OVERRIDE
1	10.00% CPR	1.12000	1.12375	2.21000	1.64600	.00000	.00000
2	20.00% CPR	1.12000	1.12375	2.21000	1.64600	.00000	.00000
3	40.00% CPR	1.12000	1.12375	2.21000	1.64600	.00000	.00000

FASTrader

SAMI-03AR3 A1 (A-1)

SAMI-03AR3 A1 (A-1)

Dated Date:	10/1/03	**Pricing**	
Trade Date:	9/18/03	WAC:	.00
Settle Date:	10/31/03	WAM:	.00
Date of 1st CF:	11/19/03	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	**Cumulative Prepayment**	
Face:	500,000,000.00		
Speed Assumpt.:			

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Des:	A1	P-Des:	A1
Cusip:		Description:	1M LIB FLTR
Orig. Bal:	414,946,600.00	Current Bal:	414,946,600.00
Factor:	1.00	As of:	1/1/01
Coupon:	1.46	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	8/17/03	Next Reset:	9/17/03
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 1-mo LIBOR + 0.3400 Cap 11.0000 @ 10.6600 Floor 0.3400 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.12	1.16	1.22	1.46	2.22	2.84	3.33	3.72	4.01	4.25
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.45	4.62	4.76	4.87	4.99	5.07	5.15	5.23	5.43	5.49

Settlement Date: 10/31/2003 Valuation Date: 10/30/2003 Yield Curve: USD Swap

Results

Scenario		1	2	3
1M_LIB		1.12000	1.12000	1.12000
6M_LIB		1.12375	1.12375	1.12375
COFI		2.21000	2.21000	2.21000
FVA		1.64600	1.64600	1.64600
PUT_FLAG		.00000	.00000	.00000
Prepay		10% CPR	20% CPR	40% CPR
STEP_OVERRIDE		.00000	.00000	.00000
Price 99:16	Yield	1.55	1.62	1.79
	Mod. Duration	6.62	3.76	1.70
Price 99:20	Yield	1.53	1.59	1.71
	Mod. Duration	6.63	3.76	1.71
Price 99:24	Yield	1.51	1.55	1.64
	Mod. Duration	6.64	3.77	1.71
Price 99:28	Yield	1.50	1.52	1.57
	Mod. Duration	6.64	3.77	1.71
Price 100: 0	Yield	1.48	1.49	1.49
	Mod. Duration	6.65	3.78	1.72
Price 100: 4	Yield	1.46	1.45	1.42
	Mod. Duration	6.66	3.78	1.72
Price 100: 8	Yield	1.44	1.42	1.35
	Mod. Duration	6.66	3.79	1.72
Price 100:12	Yield	1.42	1.39	1.28
	Mod. Duration	6.67	3.79	1.72
Price 100:16	Yield	1.40	1.36	1.20
	Mod. Duration	6.68	3.80	1.73

Security	% of Orig. Bal	Face Value
SAMI-03AR3 A1 (A-1)	100.00	414,946,600.00

FASTrader
SAMI-03AR3 A1 (A-1)

Global Assumptions

Settlement Date : 31-Oct-2003
Pricing Date : 30-Oct-2003
USD Swap

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.120	1.163	1.220	1.460	2.222	2.836	3.326	3.718	4.012	4.253
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.452	4.621	4.762	4.874	4.987	5.066	5.146	5.225	5.429	5.491

Specific Parameters

Scenario	Prepay	1M_LIB	6M_LIB	COFI	FVA	PUT_FLAG	STEP_OVERRIDE
1	10.00% CPR	1.12000	1.12375	2.21000	1.64600	.00000	.00000
2	20.00% CPR	1.12000	1.12375	2.21000	1.64600	.00000	.00000
3	40.00% CPR	1.12000	1.12375	2.21000	1.64600	.00000	.00000

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.